EXHIBIT 99.1

1Q 2007 Operating Performance April 12, 2007

Agenda 1Q '07 Operating Performance Activities & Accomplishments 2 1 Steel Industry Environment 3 2007 Business Plan 4 Figures provided in this presentation are based on unaudited financial statements of the Company. Certain contents in this presentation are subject to change during the course of auditing process.

Production/Sales Renovations & maintenance on major facilities - Rationalization: Gwangyang #2 HR (Feb.1 ~Feb.20), Pohang #2 CR (Nov.29,'06~Mar. 29,'07) ^ 1Q'06 : Revamping Pohang #2 Blast Furnace (Mar.7~May.3) Sales up through use of reserved inventory due to favorable conditions in demand industries (in thousand tons) 2006 2006 2007 1Q 1Q 4Q 2007 1Q YoY QoQ Crude Steel Crude Steel 7,339 7,794 7,552 2.9% ^3.1% Finished Products (FP) Finished Products (FP) 6,979 7,570 7,179 2.9% ^5.2% FP Sales FP Sales 7,126 7,176 7,295 2.4% 1.7% Domestic 4,891 4,973 5,091 4.1% 2.4% Export (%) 2,235 (31.4%) 2,203 (30.7%) 2,204 (30.2%) ^1.4% (^1.2%) 0.05% (^0.5%) FP Inventory FP Inventory 652 958 767 17.6% ^19.9% 1Q '07 Operating Performance

Sales by Product (in thousand tons) 2006 2006 2007 1Q 1Q 4Q 2007 1Q YoY QoQ Hot Rolled 2,114 2,231 2,047 ^3.2% ^8.2% Plate 948 804 919 ^3.1% 14.3% Wire Rod 498 477 483 ^3.0% 1.3% Cold Rolled 2,676 2,739 2,798 4.6% 2.2% Electrical Steel 164 193 215 31.1% 11.4% S T S 448 460 491 9.6% 6.7% Others 278 272 342 23.0% 25.7% Total 7,126 7,176 7,295 2.4% 1.7% Strategic product sales increased (TMCP, grain-oriented electrical steel, etc) Continuously expanding production and sales of strategic products Strategic Product Ratio '06.2Q '06.3Q '06.4Q '07.1Q *'07Target 53 59 63 65 63 (%) 1Q '07 Operating Performance

Income Summary 2006 2006 2007 1Q 1Q 4Q 2007 1Q YoY Q-on-Q Sales Sales 4,664 5,410 5,701 22.2% 5.4% CoGS CoGS 3,605 4,001 4,270 18.4% 6.7% Operating Income Operating Income 790 1,097 1,113 40.9% 1.5% OP Margin 16.9 20.3 19.5 2.6% ^0.8% Net Income Net Income 681 936 982 44.2% 4.9% Profit Margin 14.6 17.3 17.2 2.6% ^0.1% STS price rising as raw material cost for STS surges Nickel Price(USD,LME) : 19,925('06.2Q) ^ 29,154(3Q) ^ 33,129(4Q) ^ 41,440('07.1Q) STS Price(thous KRW) : 1,986('06.2Q) ^ 2,487(3Q) ^ 2,828(4Q) ^ 3,101('07.1Q) Sales & op. income up due to favorable condition in carbon steel market • Carbon Steel Price(thous KRW): 551('06.2Q) ^ 579(3Q) ^ 587(4Q) ^ 590('07.1Q) (in billion KRW) 1Q '07 Operating Performance * After retrospective application of changes in Korean GAAP: 1Q '06 Net income: bn713KRW, 4Q '06 bn895KRW

2006 2006 2007 1Q 2006 2006 2007 1Q QoQ 1Q 4Q 2007 1Q QoQ Revenue Revenue 4,664 5,410 5,701 5.4% Gross income (Gross margin) Gross income (Gross margin) 1,059 (22.7%) 1,409 (26.0%) 1,431 (25.1%) 1.6% (^0.9%) S G & A S G & A 269 312 318 1.9% Operating income (Operating margin) Operating income (Operating margin) 790 (16.9%) 1,097 (20.3%) 1,113 (19.5%) 1.5% (^0.8%) Non-op income (expense) Non-op income (expense) 97 73 166 127.4% -interest income -dividend income -equity method gains -FX related gain -others 3 39 85 23 (53) 1 5 110 22 (65) 3 32 188 (22) (35) 200.0% 540.0% 70.9% - - Net income (Profit margin) Net income (Profit margin) 681 (14.6%) 936 (17.3%) 982 (17.2%) 4.9% (^0.1%) (in billion KRW) Summarized Income Statement *2007 1Q equity method gains: domestic KRW 138.8bn (PoscoE&C 68, POSCO SS 32.5,etc) overseas KRW 49.4bn (Zhangjiagang 26.2, Qingdao 8.2,etc) 1Q '07 Operating Performance *After retrospective application of changes in Korean GAAP: 1Q '06 Net income: bn713KRW, 4Q '06 bn895KRW

Financial Structure 2006 2006 2007 1Q 1Q 4Q 2007 1Q YoY QoQ Assets Assets 23,627 26,363 27,016 14.3% 2.5% Current Assets 6,658 7,871 7,529 13.1% 4.3% Non-current Assets 16,969 18,492 19,486 14.8% 5.4% Liabilities Liabilities 3,871 4,571 5,307 37.1% 16.1% Debt 1,434 2,146 2,365 64.9% 10.2% S/H Equity S/H Equity 19,756 21,792 21,709 9.9% ^0.4% Asset increased due to major investments including FINEX Debt increased to finance share buyback and dividend payment (in billion KRW) * 1Q Major Financial Activities - Dividend payment (465.6bn KRW), Share buyback (766.7bn KRW) 1Q '07 Operating Performance *After retrospective application of changes in Korean GAAP: - 1Q '06 Liabilities ( bn3,850KRW), S/H Equity ( bn19,777KRW)

2006 2006 2007 1Q 1Q 4Q 2007 1Q QoQ Current assets Current assets 6,658 7,871 7,529 ^4.3% Cash equivalent assets* Notes receivable Inventory 2,279 1,524 2,594 3,213 1,804 2,735 2,838 1,791 2,739 ^11.7% ^0.7% 0.1% Long-term assets Long-term assets 16,969 18,492 19,486 5.4% Investment securities Fixed assets 5,071 11,635 5,796 12,466 6,499 12,615 12.1% 1.2% Total assets Total assets 23,627 26,363 27,016 2.5% Liabilities Liabilities 3,871 4,571 5,307 16.1% Current liabilities Long-term liabilities (Interest bearing debt) 2,594 1,277 (1,434) 1,747 2,824 (2,146) 2,359 2,948 (2,365) 35.0% 4.4% 10.2% Equity Equity 19,756 21,792 21,709 ^0.4% Total Liabilities& Equity Total Liabilities& Equity 23,627 26,363 27,016 2.5% Summarized Balanced Sheets (in billion KRW) * Cash equivalent assets: Cash & cash equivalent, short-term financial instruments, trading securities 1Q '07 Operating Performance *After retrospective application of changes in Korean GAAP: - 1Q '06 Liabilities ( bn3,850KRW), S/H Equity ( bn19,777KRW)

254,500 245,000 309,000 Operating Income & Margin Return on Equity Liabilities-to-Equity Ratio Share Price & Market Cap 395,000 won 250,500 (Quarter closing Price) 16.9 20.1 20.1 20.3 790 941 1,064 1,097 '06.1/4 2/4 3/4 4/4 '07.1/4 13.9 14.3 17.4 17.6 '06.1/4 2/4 3/4 4/4 '07.1/4 '06.1/4 2/4 3/4 4/4 '07.1/4 '06.1/4 2/4 3/4 4/4 '07.1/4 1,113 19.5 18.1 19.6 21.2 22.0 21.0 24.4 Financial Ratio (KRW trillion,%) 1Q '07 Operating Performance KRW 34.4tn 26.9 21.4 22.2 21.8 (%) (%)

Global Peer Valuation While global steelmakers' market caps rise, POSCO remains undervalued JFE NSC POSCO US Steel 23.8 26.5 22.2 7.2 48.1 36.5 11.7 From '06. 3/E < Global Peer Market Capital Trend > (bn U$) '06.3/E 6/E 9/E 12/E '07.3/E (+82%) (+64%) (+63%) 34.9 (+47%) * Bloomberg Market Consensus ('07 forecasts) Capability('06) P E R* P B R* EBITDA Margin* N S C 33.7 14.3 2.4 18.6 J F E 32.0 11.7 2.1 22.2 US Steel 21.3 10.8 2.3 12.5 POSCO 31.2 9.7 1.4 28.4 < Global Peer Valuation > (in mil tons, multiples,%) 1Q '07 Operating Performance

Consolidated Financial Summary 2006 2006 2007 1Q 1Q 4Q 2007 1Q YoY QoQ I/S Sales OP Income (OP Margin) Net Income 5,845 910 (15.6%) 681 7,363 1,238 (16.8%) 1,052 7,742 1,331 (17.2%) 1,010 32.5% 46.3% (1.6%) 48.3% 5.1% 7.5% (0.4%) ^4.0% B/S Asset Liability Equity 27,772 7,667 20,105 31,149 8,747 22,402 32,806 10,385 22,421 18.1% 35.5% 11.5% 5.3% 18.7% 0.1% Ratio ROE Liab./Equity 13.6 38.1% 15.7 39.0% 18.0% 46.3% 4.4% 8.2% 2.3% 7.3% 1Q '07 Operating Performance Sales, operating income up due to sales increase in steel sector Total assets increased due to addition of subsidiaries and increase in investments • Consolidated subsidiaries: 69 companies in '06 ^ 77 in '07 (Consolidation 60, equity method 17 / domestic 24, overseas 53) (in billion KRW)

Operating performances of listed subsidiaries

1Q '07 Operating Performance

POCOS (Coated steel)

(bn KRW)	'06.1Q	2Q	3Q	4Q	'07.1Q
Sales	120.1	153.0	145.3	156.1	154.3
OP income	-18.1	-2.3	7.0	2.7	2.7
Net Income	-19.0	-3.0	12.6	4.1	1.9

< Share Price >


19,200
16,200
16,200
17,000
17,750won
'06.3/E
6/E
9/E
12/E
'07.3/E

POSDATA (IT)

(bn KRW)	'06.1Q	2Q	3Q	4Q	'07.1Q
Sales	75.1	86.6	77.2	99.0	81.1
OP income	2.3	2.7	2.0	3.5	0.7
Net Income	2.2	2.0	0.2	3.7	0.6

< Share Price >


8,850
5,370
6,600
7,020
5,900won
'06.3/E
6/E
9/E
12/E
'07.3/E

POSREC (Refractory)

(bn KRW)	'06.1Q	2Q	3Q	4Q	'07.1Q
Sales	69.2	65.0	64.7	70.0	68.4
OP income	4.3	3.8	4.3	5.6	2.5
Net Income	3.6	2.8	3.6	4.3	2.2

< Share Price >


15,750
16,450
15,000
15,750
16,150won
'06.3/E
6/E
9/E
12/E
'07.3/E

Samjung P&A (Packaging/Processing)

(bn KRW)	'06.1Q	2Q	3Q	4Q	'07.1Q
Sales	60.5	53.3	56.7	55.9	57.2
OP income	1.7	2.2	2.0	3.0	2.6
Net Income	2.7	1.2	1.5	4.1	2.8

< Share Price >


13,100
12,700
14,500
14,600
17,200won
'06.3/E
6/E
9/E
12/E
'07.3/E

12

Agenda 1Q '07 Operating Performance Activities & Accomplishments 2 1 Steel Industry Environment 3 2007 Business Plan 4

Activities & Accomplishments

Progress on India Project

❑ India Government, direct monitoring on project progress

- "Prime Minister steps in on Posco project" ☛ PM calls meeting to review progress (4.19)
- "Orissa Chief Minister to clear way for Posco in three months" (4.5)

Achievements

- Aug. '05 POSCO-India Founded
- Jun. '06 Acquisition partial gov't land approved (1,135 Acre)
  Sept. SEZ approved in principle
  Dec. Prospecting license recommended

Plans

- 2H.'07 - Acquire mining license and complete land acquisition
  - Begin foundation & port construction
- 2H.'08 - Start construction of plant
- 2H.'10 - Begin mining
  - Completion of Phase 1 (4 mt)

※ CSR activities for the community

- Mobile hospital & cleft lip, polio surgery
- Flood relief & medical assistance
- School assistance: provide teaching mat'l

*CSR: Corporate Social Responsibility



India Works Landscape

14

New Facilities for Premium Products

Activities & Accomplishments

Dephosphorizer in Pohang

- Overview
  - Construction: Nov.'04 ~ Mar.'07
  - Facilities: 300t De-[P] converter, scrubber
    - de-[P] capacity up : 0.4 → 5 mt
      de-[P] time down : 12 → 8 min
- Benefits
  - Improve quality and allow mass production of premium steel
  - Reduce cost by reducing material use
  - Improve productivity by reducing de-[P]timing



Dephosphorizer in Pohang

Pickling Line in Gwangyang

- Overview
  - Construction: Jun.'05 ~ Jan.'07
  - Capacity: 800Kt/yr
  - Product : high strength steel for car interior(PO)
  - Savings : reusing parts from other plants & optimizing procedure, saved KRW35bn
- Benefits
  - Improve quality & cost competitiveness to be 1st mover to auto-steel for interior market



No.3 Pickling ling in Gwangyang

15

Activities & Accomplishments

Strategic Product Facility Rationalization

Rationalizing No.2 HR in GY

- Overview
  - Period : Dec.1,'06 ~ Mar.31,'07 (121days)
  - Purpose: Expansion of strategic products
  - Details : Replacement of Skin Pass Mill (High-pressure FSB, Quick-freezer, etc)
- Benefit
  - Improve surface quality & secure production capacity for high-tensile product

* FSB : Finishing Scale Breaker

Expanding No.2 CR in PH

- Overview
  - Period : Nov.29,'06 ~ Mar.29,'07 (121days)
  - Purpose: Expand F/H & premium CR capacity by rationalizing No.2 PCM
  - Details : Modified POL & added a stand
- Benefits
  - Production increase (993→1,624K t/yr)
  - Expanded capacity for strategic product (fingerprint resistant steel for appliances, etc)


Gwangyang No.2 HR


posco
Pohang #2 CR

16

Activities & Accomplishments

Strategic Alliance to strengthen premium product

API pipe manufacturing JV in US with US Steel & Se-A Steel

Investment Overview

- Capacity: 270Kt/yr
- Shares : Posco 35%, USS 35, Se-A 30
- Investmt: U$ 93m (paid-in capital 60%)
- Steel supply: Posco 50%, USS 50%
- Construction: Sep.'07 ~ Nov.'08

Benefits

- Establish stable marketing base in N.America with biggest premium API pipe demand
  - API steel sales
    - '05. 420K→'06. 680K→'08. 1.9mt(plan)
- Quickly become competitive in pipe manufacturing technology through JV



Plant site landscape (inside UPI Plant in California)

※Overview of strategic alliance with Se-A

- Production & sales of premium API steel & pipe
- Joint R&D through technology sharing
- Jointly pursue overseas opportunities
- Cross-shareholdings

*API(American Petroleum Institute) grade: steel that meets the specification of API, premium steel that can withstand high pressure and corrosion under below 40 degree Celsius posco

17

Activities & Accomplishments

Strengthened Customer-Oriented Marketing

POS-MPC Completion

- Overview
  - Purpose: processing & sales of auto steel
  - Location: w/i industrial complex (Pueblo,Mexico)
  - Capacity: 170Kt/yr
- Benefits
  - Greater mkt control by increased auto steel sales
  - Secure sales network in North America
  - ☛ Overseas processing centers :
    14 centers in 6 countries, 1.77 mt ('06)
    → 26 centers in 9 countries, 3.1mt by '07(target)

#2 Roll-on Roll-off Ship for Plates

- Overview
  - Route : Pohang ↔ Ulsan (90km, 6hrs)
  - Shipping Volume : 600K ton/yr
  - Load Capacity : 4,560ton/trip
- Benefits
  - Improve service & customer inventory turnover by reducing delivery time and logistics cost
    - · Transportation time reduction : 9 → 2days
    - · Logistics cost reduction : 1.5bnKRW/yr


POS-MPC


Roll-on Roll-off ship for plates

* Roll-on Roll-off ship: instead of stacking plates piecewise, up to 20 stacker vehicle with 50~ 80 plates directly parks onto the ship posco
18

Key Management Activities Dividend: KRW8,000/share (include interim) - Dividend Yield: 2.6% ('06/E price base) ? Amendments to Articles of Incorporation - Introduce new businesses such as Magnesium - Amend provisions for pre-emptive rights, issue of CB & BW - Modify cumulative voting rules ? 7 consecutive years of share buybacks - Number of Shares: 2,615K (3%) - Method: Direct from market - Period : within 3 months from Feb.12 - Progress as of Mar.31,'07 · 2,044K shares (78.2% completed) · Cumulative treasury shares: 13.4% 39th AGM Share Buyback 39th Annual General Shareholders Meeting (in thousand shares) < Share Buyback/Cancellation History > 2001 2002 2003 2004 2005 2006 2007 2,891 2,808 1,816 1,779 2,651 3,408 cancellation buyback 2,615 Activities & Accomplishments

? Vision - Building on founders' accomplishments, new generation will create another success story - Reach out to world, expanding scope of mind, leading future through continuous innovation • 5 Core Values - 5 Core Values to achieve vision '07 Target 1Q Result Progress 604.1bnKRW 157bnKRW 26.0% Previous Current 487.2bnKRW 604.1bnKRW < 1Q Savings Breakdown > ? Cost Saving Target Revised Continuance of Cost Savings Vision&5 Core Values Announcement Creating Another Success Story Beyond here, Beyond now Customer Challenge Execution Integrity People Activities & Accomplishments Key Management Activities

? S&P, upgrades POSCO rating (Feb.20,'07) - 1 level up: A- (positive) ? A (stable) ? Same as sovereign credit rating ? Factors for upgraded rating - Stable cash flow and high return from cost savings and strategic product sales - Customer diversification, Sound financial structure, Competitive in cost savings, etc. Credit Rating Upgraded ? WSD announces ranking on steel makers - Among 23 criteria, perfect score in 8 categories · 3 yr profitability & financial soundness · Market influence, bargaining power, technological innovation · Experienced labor, manufacturing cost, etc Ranked 2nd in Competitiveness Rank Rank Company Score Production (mn ton) Criteria '07 '06 Company Score Production (mn ton) Criteria 1 4 Severstal 8.31 17 Raw mat'l supply, Capacity growth 2 2 POSCO 8.18 30 Financial structure, Tech. innovations 3 6 Arcelor-Mittal 8.02 110 Capacity, raw mat'l 4 5 Baosteel 7.96 23 Capacity, labor cost 5 1 Tata-Corus 7.89 24 Capacity, raw mat'l 8 11 JFE 7.67 27 Labor experience, Downstream lines 9 13 NSC 7.60 31 Labor experience, Downstream lines < POSCO's credit rating history > A+ A A- BBB+ BBB BBB- 2000 2001 2002 2003 2004 2005 2006 2007 S&P * WSD : World Steel Dynamics (Mar. '07) Activities & Accomplishments Key Management Activities

Key Management Activities (Subsidiaries)

Activities & Accomplishments

Steel

- Posco Specialty Steel: New Forging Line
  - Construction : '05.12~'07.6 (progress : 91.3%)
  - Capacity : 62Kt/yr (tool 32, industrial 30Kt)
  - ☞Focus on high value-added, specialty steel

- POCOS: Increase strategic product
  - Sales strategic product: 58%('06) → 73%('09)
    · Aluminum, coated, color sheets for appliances
  - ☞ Capture mkt by dev'g new product & demand
  - ※No.1 CCL rationalization ('07. 4~'08.1)


Heating furnace at New Forging Factory

E&C (Posco E&C)

- Songdo Int'l Business Community
  - Developer : Songdo New Town Dev't Co., Ltd. (Gale 70%, Posco E&C 30%)
  - Development : '03~'14
  - Estimated order : KRW 5.5tn ('07. 1tn)
  - Groundbreaking for NE Asia Trade Center & Central Park in Feb.'07
- Continue overseas projects
  - Penetrate plant mkt in Middle East & SE Asia
  - Overseas business: '06. 21.1%→'07. 26.3%


Songdo International Business Community

22

Key Management Activities (Subsidiaries)

Activities & Accomplishments

Energy (Posco Power)

- Start Fuel Cell Business
  - Feb.'07 Agreement w/ FCE for tech transfer
  - Mar.'07 Plant construction MoU w/ local gov't (Gyeongbuk Province & Pohang)
  - Complete 100MW capacity construction by '10
- Expansion of power generating facility
  - Dec.'06 MOCIE approves expansion
  - Feb.'07 Agreement power line use w/ KEPCO
  - Add'l generating capacity of 2,000MW by '15

※Current capacity: 1,800 MW(450MW X 4)

IT (PosData)

- Lay foundation for global WiBro business
  - '02. R&D wireless broadband, review solutions
  - '04. Pass technology standard of MIC
  - '06. Sign global business coop. w/ Intel, Fujitsu
  - '07. Plan
    - · Commercialize base station & control centers
    - · Expand to overseas with global alliances
- Expand ubiquitous business
  - U-city: Chungju Business City, Vietnam New City
  - Initiate U-factory business


Posco Power Power Plant


Google
makes internet fly
Demonstration of mobile internet

posco
23

Agenda 1Q '07 Operating Performance Activities & Accomplishments 2 1 Steel Industry Environment 3 2007 Business Plan 4

Steel Industry Environment

Global Steel Market 1

❑ BRICs consumption to grow, stable in other area

'06 Global Steel Market

- Strong steel market from 2Q due to growth in global steel & supply control in US & EU
- Production up from China & Japan
  - Demand for flats continue (auto, ship, etc)
- Inventory build up in US/EU from 4Q
  - Major mills respond w/ production cut

'07 Global Steel Market Forecast

- Stable global growth expected
  - Demand stable in developed countries, growth in BRICs
- Supply control by consolidation & prod cut
  - BF shutdown: total 3 mil ton ('06.2H~'07.1Q)
- Risk in China, export control & new capa.
  - No tax rebate, operation of new plants in 2H

< Global Steel Supply & Demand Forecast >

	2006	2007(F)	2008(E)
Steel Consumption (mn tons)	1,113	1,179	1,251
Year-on-Year (%)	8.5	5.9	6.1
Crude Steel (mn tons)	1,239	1,314	1,383
Year-on-Year (%)	8.7	6.1	5.3

(IISI, '07.3)

posco
25

Steel Industry Environment

Global Steel Market 2

❑ Steel price remain strong as global steel market recovers

Regional HRC Spot Price

(in U$/T)

As imports & inventory drops and cost(eg. scrap) increase, price move upward
Midwest : 716(June.'06) → 694(Sept) → 595(Dec) → 562(Jan.'07) → 562(Feb) → 639(Mar)

Steady price increase due to import drop and seasonal demand increase
EU on Avg : 613(June,'06) → 619(Dec) → 596(Jan,'07) → 641(Feb) → 687(Mar) → 694(Apr)

After seasonal upturn, concerns for overproduction lead to soft price
Guangzhou : 484(June,'06) → 449(Dec) → 473(Jan,'07) → 481(Feb) → 476(Mar) → 481(Apr)

Demand for premium recovered, but common grade remains weak
Seoul-Incheon: 594(June,'06) → 630(Sept) → 589(Dec) → 591(Jan,'07) → 589(Feb) → 591(Mar)

Supply tight due to strong demand from autos, strong price continues
Tokyo : 533(June,'06) → 538(Dec) → 534(Jan,'07) → 558(Feb) → 560(Mar) → 562(April)

ASEAN
Continue to increase as local demand and global steel market recovers
Thailand : 547(June,'06) → 550(Sept) → 539(Dec) → 527(Jan,'07) → 537(Feb) → 560(Mar)

posco

26

Amidst stable price due to demand increase, production from new plants grow China Steel Industry Trend HR Price Trend in China (U$/ton) Major mills continue to raise domestic price with expectation of demand increase Concern of over-supply as government to control exports and new plants operation expected Baoshan ($509/2Q) Wuhan ($548/May) Anshan ($510/April) Inventory Level (mn tons) ^ Spot Price : Guangzhou 3.0mm * Inventory : Dailan,Tianjin,Shanghai,Guangzhou HR+CR Steel Industry Environment '06.1 2 3 4 5 6 7 8 9 10 11 12 '07.1 2 3 4 5 300 400 500 600 (U$) 335 485 434 454 431 481 $481 Spot Price 375 499 493 316 396 436 545 535 1.7 1.6 1.4 1.2 1.1 1.1 1.1 1.1 1.2 1.3 1.3 1.2 1.2 1.4

Shipbuilding volume to increase w/ better productivity from new tech - Ship-building forecast (in thous GT) 18,759('06) ^ 19,830('07) 4% growth w/ dom. mkt recovery & expanding exports - Prodn. forecast (in thous units) 3,839('06) ^ 4,008('07) Demand for premiums up, but slow export to offsets growth - Prodn forecast (in thous, major 5) 22,551('06) ^ 22,393('07) Recovery to be delayed due to stronger govt. regulations - CAPEX forecast (tn KRW) 117('06) ^ 119('07) '06 '07 YoY(%) 1H '06 1H '07 YoY(%) Consump-tion 24,220 49,274 24,804 50,568 2.6% Production 27,811 57,013 29,141 59,262 3.9% Import 5,417 10,497 5,244 10,596 0.9% Export 9,008 18,237 9,582 19,289 5.8% * Source : POSRI ('07.1) Domestic Steel Industry Favorable condition to continue due to steady growth in demand industries (in thousand tons) * POSRI (Jan '07) Domestic steel supply & demand Forecast on consuming industries Steel Industry Environment

Raw Material Price Trends

Steel Industry Environment

Iron Ore & Coal

- **Iron Ore** (price negotiation completed)
  - Fine +9.5%, Lump +9.5%, Pellet +5.3%
- **Coal** (price negotiation ongoing)
  - Hard-coking coal: Down by 15% ~ 16%
  - Semi-soft coal: Up by 9%
  - ※ 90% Negotiation completed(China,Russia)

Nickel & Scrap

- **Nickel**
  - Price continue rising as STS prod'n grows
  - Use of substitute (nickel pig iron) growing
- **Scrap**
  - Price up 29% in Mar. since `06/E
    - · Global demand increase (Europe,Japan,SEA)

<Iron Ore Supply/Demand>


(in mil tons)
1000
900
800
700
600
500
400
300
2000
2002
2004
2006
2008
2010
2012
Supply
Demand

<Coal Supply/Demand>


(in mil tons)
290
270
250
230
210
190
170
150
2000
2002
2004
2006
2008
2010
2012
Supply
Demand

(Source: IISI, '07.3)

posco

29

Agenda 1Q '07 Operating Performance Activities & Accomplishments 2 1 Steel Industry Environment 3 2007 Business Plan 4

2006 2006 2007 2007 (%) (%) Consolidated POSCO Consolidated POSCO Consolidated POSCO Crude Steel Production 31.2 30.1 32.4 30.6 3.8 1.7 Sales Volume 30.9 28.5 31.8 29.2 2.9 2.5 Revenue 25.8 20.0 31.8 22.6 23.3 13.0 Operating Income 4.4 3.9 5.1 4.3 15.9 10.3 Investment 4.9 3.8 7.3 6.1 49.0 60.5 2007 Business Plan 2007 Business Plan The data above represents the Company's internal objectives, and should not be used as a basis for investment decisions (in million tons, tr KRW)

1Q 2007 Operating Performance April 12, 2007